YANZHOU COAL MINING COMPANY LIMITED

Add : 298# South Fushan Road, Shandong Province, China	Tel : (86537) 5385343 Fax: (86537) 5383311

VIA FACSIMILE AND EDGAR

Date: January 6, 2009

To:	Joanna Lam

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Tel (202) 551-3476

Fax (202) 772-9368

From:	WU Yuxiang

Chief Financial Officer

Yanzhou Coal Mining Company Limited

Tel (86) 537-538-2319

Fax (86) 537-538-3311

Re:	Yanzhou Coal Mining Company

20-F for the fiscal year ended December 31, 2007

Filed on June 26, 2008

File No. 001-14714

Dear Ms. Lam:

Yanzhou Coal Mining Company Limited (the “Company” or “Yanzhou” or “we”) refers to the comments of the staff of the United States Securities and Exchange Commission (the “Commission”) on our Form 20-F filing for the fiscal year ended December 31, 2007, contained in the letter dated November 25, 2008 (the “Comments”). We hereby respectfully submit to the Commission our responses to the Comments, adopting the same headings and order as in the Comments for your ease of reference:

Form 20-F for the Fiscal Year Ended December 31, 2007

Financial Statements

Notes to the Consolidated Financial Statements, page F-9

1.	We note your disclosure under Operating Results on page 44, stating that in 2007 there was a “…change in accounting practice to charging retirement insurance and wage surcharge as a cost of sales and service provided, which was previously recorded under selling, general and administrative expenses….” You also indicate that the charge offset the increase in selling, general and administrative expenses otherwise observed. Tell us the reason for your accounting change, and for limiting the change to the current period. Please submit the disclosure that you believe would satisfy the requirements in IAS 8 paragraph 49, and IAS 1 paragraph 42, as appropriate. It should be clear why you have not adjusted prior periods.

In 2007, the Company appropriately classified retirement insurance costs relating to coal mining employees as cost of sales. These expenses were inadvertently classified as selling, general and administrative expenses in the previous periods presented. The Company did not reclassify these expenses in the previous periods presented because in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, these items were considered immaterial individually and collectively in relation to the income statement as a whole.

The Company’s gross profit margin in 2005 and 2006 would have been 47% and 42%, respectively, as compared to reported gross profit margin of 50% and 45% had the retirement insurance for the previous periods presented been reclassified, resulting in an overstatement of gross profit margin by 2.6% and 2.9%, respectively for 2005 and 2006. Selling, general and administrative expenses as a percentage of total revenue in 2005 and 2006 would have been 13% and 14%, respectively, as compared to the reported percentage of 15% and 17%, had retirement insurance for the previous periods presented been classified as part of cost of sales.

In addition, the Company’s inadvertent classification of retirement insurance expense does not affect its compliance with any borrowing covenants or other regulatory requirements.

In response to the Commission’s comment we will revise the disclosure under Operating Results in future filings as follows:

The cost per tonne of the Company’s coal products based on the net sales of coal was RMB196.0 in 2007, representing an increase of RMB25.9, or 15.2%, compared with RMB170.2 in 2006. This increase in cost per tonne of coal sold was attributable to a number of internal and external factors, including (i) increase in depreciation expense, (ii) decrease in production volume from the previous year, (iii) the increase in employees’ wages and (iv) the increase in price of the materials used for the repair and maintenance of our assets.

In 2007, the Company classified retirement insurance costs relating to coal mining employees as cost of sales. These amounts were inadvertently classified as selling, general and administrative expenses in 2005 and 2006 but have not been reclassified to cost of sales because the amounts were immaterial.

Note 4 – Significant Accounting Policies, page F-11

2.	Please expand your disclosure to discuss your accounting policy for joint ventures and identify the investments that you include in this category.

The Company respectfully advises the Commission that it does not have any investments which are accounted as joint venture investments in accordance with IAS 31, Interests in Joint Ventures. Huadian Zouxian Power Generation Company Limited (Huadian Zouxian), which has been described as a joint venture company in Item 4 on page 15 in the Form 20-F, has been accounted as an associate in accordance with IAS 28, Investments in Associates, as the Company has significant influence over Huadian Zouxian, not joint control. The Company has 30% equity ownership and voting interests in Huadian Zouxian and has the power to participate in the financial and operating policy decisions of Huadian Zouxian through the representation of three directors it nominated to the board of directors of Huadian Zouxian, which has a total of nine directors. Huadian International, with 69% equity ownership and voting interests, has control over the financial and operating policies of Huadian Zouxian. The Company’s interest in Huadian Zouxian as an associate has been disclosed in footnote 28 on F-41 of the financial statements.

In the PRC, shareholders’ agreements are commonly described as joint venture agreements regardless of whether or not the agreement provides for joint control. Although Huadian Zouxian has been described in Item 4 as a joint venture company, the agreement does not contain any contractual arrangement between the shareholders for unanimous consent of the shareholders on the financial and operating decisions of Huadian Zouxian.

In response to the Commission’s comment, in future filings the Company will revise its disclosure in Item 4 on Form 20-F as follows:

On August 23, 2007, the Company entered into an agreement to establish Huadian Zouxian Power Generation Company Limited. Huadian Zouxian, an associated company, was established by the Company, together with Huadian International and Zoucheng Municipal Assets Operation Company on November 21, 2007. The registered capital of Huadian Zouxian Power Generation Company Limited, is RMB3,000 million, of which 69% is owned by Huadian International, 30% by the Company and the remaining 1% by Zoucheng Municipal Assets Operation Company.

Note 9 – Selling, General and Administrative Expenses, page F-26

3.	We note that the “Others” category represents more than 30% of your total selling, general and administrative expenses in 2007, 2006 and 2005. Please expand your disclosure to describe the nature of expenses included and your reasons for grouping them in this category.

The Company respectfully advises the Commission that expenses which are generally less than 5% of total selling, general and administrative expenses and less than 1% of total revenues have been considered as individually immaterial and therefore are reported in aggregate as “Others”. The nature of expenses comprising 63%, 81% and 80% of “Others” in 2005, 2006 and 2007, respectively, are legal and professional, telecommunication, promotion, rent, insurance, utilities relating to administrative building, foreign exchange loss, environmental protection, office, fire protection, travel and entertainment, heating, social welfare, bonus payment, levy charged by local government, training, and management fee for staff quarters. Foreign exchange loss and management fee for staff quarters comprising 18.4%, 14.3% and 10.2% of “Others” in 2005, 2006 and 2007, respectively, have been separately disclosed in footnotes13 and 43 to the financial statements. The Company does not believe any of these expenses are required to be separately disclosed in accordance with paragraphs 86 and 87 in IAS 1, Presentation of Financial Statements.

In response to the Commission’s comments, Company will revise its disclosure in future filings to include a description of these expenses.

4.	We note your disclosure under Operating Results on page 44 that the increase in selling, general and administrative expenses in 2007 was partly attributable to “ expenses for coal pillars and other mine structure and provisions for price adjustments funds that is levied on commodity manufacturers to stabilize commodity prices…” Tell us your reason for presenting expenses related to coal pillars and other mine structure as selling, general and administrative expenses rather than as cost of goods sold, and your reasons for not recording provisions for price adjustment funds against revenue. Please describe price adjustment mechanism sufficient to understand how it relates to your customers and the amounts remitted to you as payment. Explain how this presentation is consistent with the guidance as IAS 1 paragraph 103 and what additional disclosures may be required to comply with the guidance in IAS 1 paragraph 104.

The Company respectfully advises the Commission that expenses for coal pillars and other mine structure, which are recognized as plant and equipment, represents coal pillars and mining structure written off on account of abandonment as a result of damage and technical obsolescence, as disclosed in footnote 25 to the financial statements. The Company classifies these expenses as selling, general and administrative because plant and equipment written-off is distinct from depreciation, which is defined as a systematic allocation of an asset over its useful life in IAS 16, Property, Plant and Equipment. Plant and equipment written off, unlike depreciation, is not part of the costs of conversion under IAS 2, Inventories, and therefore should not be recognized as cost of sales when the inventory is consumed. Therefore having regard to nature of such expense, the Company believes classification as part of selling, general and administrative expense is appropriate. In addition, IAS 36, Impairment of Assets, does not specify the income statement line item in which plant and equipment written off should be classified but requires disclosure of the line item in which such expense is included, which has been disclosed by the Company in footnote 9 to the financial statements.

Price adjustment fund is a levy imposed by the local government of Jining city, Shangdong Province for development of the local economy and is not related to customer price adjustments. The levy was imposed in 2007 as a consequence of high coal prices. In accordance with IAS 18, Revenue, revenues reported in the financial statements represent gross inflows of economic benefits arising from the sale of coal and railway transportation service income which have been received or receivable by the Company on its own account. We also gave consideration to paragraph 8 of IAS 18, and as the levy is imposed directly on the Company, it has been recognized as an expense instead of an adjustment against revenues. The levy is not separately collected by the company from the customers on behalf of the local government, but rather is an obligation of the company itself.

In response to the Commission’s comment, we will revise the disclosure under Operating Results in future filings as follows:

Increase in selling, general and administrative expenses in 2007 was partly attributable to “… obsolete coal pillars and other mine structures of RMB 339,743,000 written off and local government levy of RMB105,421,000 computed at 2.9% of coal sales.

The Company does not believe that the nature or amount of the levy is material for additional disclosure in accordance with paragraphs 103 (c) or paragraph 104, IAS 1, Presentation of Financial Statements.

Item 15 – Controls and Procedures, page 95

5.	Please revise to describe in greater detail the events surrounding the determination of the material weakness in your internal control over financial reporting, including the nature of the “non-routine accounting and financial reporting matters” that were involved.

We note your comment and propose to revise our disclosure on pages 95 and 96 of our 2007 Form 20-F to describe in greater detail the events surrounding the determination of the material weaknesses in our internal control over financial reporting. Please see Exhibit 1 for the proposed revised disclosure.

6.	You state that “Except for the actions describe above, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control financial reporting.” If the changes you describe materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, revise to so state explicitly. Also state when the changes took place. Lastly, clarify how the changes that were made relate to the specific accounting and financial reporting matters that were involved. For example, you note that one of the changes you made was “ enhancing our inventory control over coal materials purchased from third parties, standardizing inventory audit procedures and providing incentives for implementation of these remedial measures.” Explain whether these inventory matters were implicated in your determination of a material weakness.

We note your comment and propose to revise our control and procedures disclosure on page 96 of our 2007 Form 20-F to clarify that we made a material change to our internal control over financial reporting to address a significant deficiency. We also state in the revised disclosure when the material change was implemented. Please see Exhibit 1 for the revised disclosure.

Exhibits 12.1 and 12.2 – Section 302 Certifications

7.	We note that in each of these certification, you have substituted the word “registrant” for the word “company” in multiple places. Please revise in future filings to use the word “company”, as provided in the forms of certifications that are set forth in Form 20-F.

We note your comment and will make the suggested revision in future filings.

As requested by the Commission, we acknowledge that:

•	Yanzhou is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding our responses to the undersigned at (86) 537-538-3311. We will instruct our legal counsel to submit the amended Item 15 of Form 20-F through EDGAR upon receipt of your confirmation on our proposed amendments. Thank you in advance for your assistance in this matter.

Sincerely,

WU Yuxiang
Chief Financial Officer

Exhibit 1

Note: Text added to address the Commission’s comments is set forth in bold below.

Under the supervision of and with the participation of our general manager and our chief financial officer, our management has conducted its evaluation of the effectiveness of our Company’s internal control over financial reporting using the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that, as of December 31, 2007, our Company’s internal control over financial reporting was not effective due to the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statement will be not prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, our management identified the following material weaknesses:

(1) We did not maintain a sufficient number of financial and accounting personnel who are sufficiently knowledgeable of financial reporting matters in accordance with IFRS and preparing our financial statements in accordance with the disclosure requirements under IFRS. This has resulted in a number of adjustments to our consolidated financial statements.

(2) We did not have a sufficient complement of personnel with adequately comprehensive accounting knowledge to address certain non-routine transactions. Non-routine transactions are activities that occur only periodically. A distinguishing feature of non-routine transactions is that data involved are generally not part of the routine flow of transactions. This was evidenced by the number of adjustments identified by our auditors in non-routine transactions such as the estimation of land subsidence costs, the calculation of deferred taxation, elimination for intercompany transactions, and the classification of current and non-current assets and liabilities.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu, has audited the financial statements included in this Annual Report and has issued an attestation report on pages F-2 to F-3 of this Annual Report on our Company’s internal control over financial reporting as of December 31, 2007.

Remediation and Changes in Internal Control over Financial Reporting

Since the discovery of material weaknesses in our internal control over financial reporting, we have implemented the following two remediation measures to address the above material weaknesses.

(1) We engaged third-party accounting professionals to provide IFRS consulting services and conduct regular reviews and evaluations of our accounting over the non-routine accounting and financial reporting matters described above.

(2) We enhanced the Company’s and our Subsidiaries’ training programs for accounting and finance personnel and recruited additional professional personnel with accounting and finance experience.

In addition to the remediation measures above, we made the following material change to our internal control over financial reporting to specifically address a significant deficiency that existed as of December 31, 2007. There was a lack of controls over safeguarding of coals purchased from third parties and kept in public harbors, as a result, management identified significant stock count deficit as of December 31, 2007. In June 2008, we implemented a set of procedures to enhance our inventory control over coal purchased from third parties, which included the establishment of standardized purchase intake and inventory audit processes, as well as provided incentives for the implementation of these procedures.

Our management has worked, and will continue to work to strengthen the Company’s internal controls over financial reporting.